Registration No. 333 -
As filed with  the Securities and Exchange Commission on June 16, 2008
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            ---------------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                               GAZ DE FRANCE S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                       N/A
                   (Translation of issuer's name into English)

                                 --------------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

         --------------------------------------------------------------
                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
  (Address, including zip code, and telephone number, including area code, of agent for service)

            ---------------------------------------------------------
                                   Copies to:
  E. Raman Bet-Mansour                              Herman H. Raspe, Esq.
Debevoise & Plimpton LLP                      Patterson Belknap Webb & Tyler LLP
   21, avenue George V                           1133 Avenue of the Americas
   75008 Paris, France                             New York, New York 10036
            ---------------------------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                                            CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
                                                            Proposed Maximum     Proposed Maximum
       Title of Each Class of             Amount to be       Aggregate Price    Aggregate Offering       Amount of
     Securities to be Registered           Registered           Per Unit*            Price**          Registration Fee
----------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each          100,000,000             $5.00             $5,000,000            $196.50
representing one (1) ordinary share
of Gaz De France S.A. (to be renamed
"GDF Suez")
----------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                PART I

                  INFORMATION REQUIRED IN PROSPECTUS

                         Cross Reference Sheet

Item 1.       DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                        Location in Form of American
                                                                        Depositary Receipt ("Receipt")
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------                                                 ----------------------------
1.   Name of Depositary and address of its principal executive          Face of Receipt - Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities             Face of Receipt - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by         Face of Receipt - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited           Reverse of Receipt - Paragraphs (16)
              securities                                                and (17).

       (iii)  The collection and distribution of dividends              Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy            Face of Receipt - Paragraph (13);
              soliciting material                                       Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                            Reverse of Receipt - Paragraphs (14)
                                                                        and (16).

       (vi)   The deposit or sale of securities resulting from          Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization              Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit        Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                                 provision for extensions).

       (viii) Rights of holders of Receipts to inspect the              Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw        Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                                 (7), (9) and (10).

                                                                        Location in Form of American
                                                                        Depositary Receipt ("Receipt")
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------                                                 ----------------------------
       (x)    Limitation upon the liability of the Depositary           Face of Receipt - Paragraph (7);
                                                                        Reverse of Receipt - Paragraphs (19) and (20).

3.    Fees and charges which may be imposed directly or                 Face of Receipt - Paragraph (10).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                                 Face of Receipt - Paragraph (13).

      The Company has filed a registration statement on Form F-4 and will, upon the effectiveness thereof, be subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

      If at any time the Company ceases to be subject to the periodic reporting requirements of the Exchange Act, the Company will publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act, as may be amended from time to time, on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market, and translate the information so published into English in accordance with the instructions to Rule 12g3-2(e) under the Exchange Act, as may be amended from time to time.

                                   PROSPECTUS

            The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Form of Deposit Agreement, by and among GDF Suez (previously known as "Gaz de France S.A."), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Filed herewith as Exhibit (f).

Item 4.     UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among GDF Suez (previously known as "Gaz de France S.A."), Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of June 2008.

                                    Legal entity to be created by the Deposit
                                    Agreement under which the American
                                    Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) ordinary Share of GDF Suez (previously known as "Gaz de France S.A.").

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Keith G. Galfo
                                        ----------------------------------------
                                        Name:  Keith G. Galfo
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Gaz De France S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on June 16, 2008.

                                    GAZ DE FRANCE S.A.


                                    By: /s/ Jean-Francois Cirelli
                                        ------------------------------------
                                        Name:  Jean-Francois Cirelli
                                        Title: Chairman and Chief Executive
                                               Officer

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 16, 2008

Signature                               Title
---------                               -----

/s/ Jean-Francois Cirelli               Chairman and Chief Executive Officer
-----------------------------
Jean-Francois Cirelli

                                        Chief Financial Officer (Principal
/s/ Stephane Brimont                    Financial Officer and Principal
-----------------------------           Accounting Officer)
Stephane Brimont


/s/ Olivier Feist                       Chief Accounting Officer (Principal
------------------------------          Accounting Officer)
Olivier Feist


/s/ Jean-Louis Beffa*                   Director
-----------------------------
Jean-Louis Beffa


/s/ Aldo Cardoso*                       Director
-----------------------------
Aldo Cardoso


/s/ Peter Lehmann*                      Director
-----------------------------
Peter Lehmann


/s/ Philippe Lemoine*                   Director
-----------------------------
Philippe Lemoine


/s/ Paul-Marie Chavanne*                Director
-----------------------------
Paul-Marie Chavanne

Signature                               Title
---------                               -----


/s/ Pierre Graff*                       Director
-----------------------------
Pierre Graff


/s/ Xavier Musca*                       Director
-----------------------------
Xavier Musca


/s/ Florence Tordjman*                  Director
-----------------------------
Florence Tordjman


/s/ Edouard Viellefond*                 Director
-----------------------------
Edouard Viellefond


/s/ Anne-Marie Mourer*                  Director
-----------------------------
Anne-Marie Mourer

Signature                               Title
---------                               -----

/s/ Gregory F. Lavelle                  Authorized Representative in the U.S.
-----------------------------
Gregory F. Lavelle
Company: Puglisi & Associates
Title: Managing Director


*By /s/ Jean-Francois Cirelli
-----------------------------           Attorney-in-Fact
Jean-Francois Cirelli

                                Index to Exhibits

                                                                   Sequentially
Exhibit                     Document                               Numbered Page
-------                     --------                               -------------
(a)                         Form of Deposit Agreement
(d)                         Opinion of counsel to the Depositary
(f)                         Powers of Attorney